UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Venator Materials PLC

(Name of Issuer)

Ordinary Shares, US$0.001 par value per share

(Title of Class of Securities)

G9329Z100

(CUSIP Number)

Ronald Veith

Squarepoint Ops LLC

250 West 55th Street, 32nd Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Russell Morgan

Citypoint, 1 Ropemaker Street

34th Fl., London, EC2Y 9AW

October 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Squarepoint Master Fund Limited 98-1187716
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,823,241,412
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,823,241,412
(11)	Aggregate amount beneficially owned by each reporting person 1,823,241,412
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer in its Report of Foreign Private Issuer on Form 6-K filed on October 13, 2023 (the “Form 6-K”), reflecting 108,050,720,920 ordinary shares of the Issuer that were expected to be issued and outstanding as of October 13, 2023, upon the emergence from the Chapter 11 Cases (as defined herein).

CUSIP No. G9329Z100

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arini Credit Master Fund Limited 98-1633571
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 16,669,151,239
	(9)	Sole dispositive power
	(10)	Shared dispositive power 16,669,151,239

(11)	Aggregate amount beneficially owned by each reporting person 16,669,151,239
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.4% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on information provided by the Issuer in its Form 6-K, reflecting 108,050,720,920 ordinary shares of the Issuer that were expected to be issued and outstanding as of October 13, 2023, upon the emergence from the Chapter 11 Cases.

CUSIP No. G9329Z100

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Squarepoint Ops LLC 46-5665364
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 18,492,392,651
	(9)	Sole dispositive power
	(10)	Shared dispositive power 18,492,392,651
(11)	Aggregate amount beneficially owned by each reporting person 18,492,392,651
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.1%
(14)	Type of reporting person (see instructions) IA

(1)	Based on information provided by the Issuer in its Form 6-K, reflecting 108,050,720,920 ordinary shares of the Issuer that were expected to be issued and outstanding as of October 13, 2023, upon the emergence from the Chapter 11 Cases.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (this “Statement”) relates is Ordinary Shares, par value $0.001 per share (the “Shares”) of Venator Materials PLC, an England and Wales corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): This Statement relates to the Shares held of record by the Reporting Person.

(i)	Squarepoint Master Fund Limited, a Cayman Islands limited company (“Squarepoint”);

(ii)	Arini Credit Master Fund Limited, a Cayman Islands limited company (“Arini Credit”); and

(iii)	Squarepoint Ops LLC, a Delaware limited liability company (“Squarepoint Ops”).

Each of Squarepoint, Arini Credit and Squarepoint Ops is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.

This Statement relates to the Shares held of record by Squarepoint and Arini Credit. Squarepoint Ops LLC is the investment advisor to both of Squarepoint and Arini Credit.

(b) The address of the principal business and principal office of Squarepoint is C/O Squarepoint Ops LLC, 250 West 55th Street, 32nd Floor, New York, NY 10019. The address of the principal business and principal office of Arini Credit is P. O. Box 309, PO Box 309, South Church Street, Ugland House, George Town KY1-1104. The address of the principal business and principal office of Squarepoint Ops is 250 West 55th Street, 32nd Floor, New York, NY 10019.

(c) and (f) Squarepoint and Arini Credit are hedge funds incorporated under the laws of Cayman Islands. Squarepoint Ops is an investment advisor incorporated under the laws of Delaware.

(d) and (e) During the past five years, none of the the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

The response to Item 4 of this Statement is incorporated herein by reference.

Item 4. Purpose of Transaction.

On May 14, 2023 (the “Petition Date”), the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary cases (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

As described in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on October 13, 2023 (the “Form 6-K”), on July 25, 2023, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (Further Technical Modifications) (the “Plan”). The Confirmation Order as attached to the Form 6-K is incorporated by reference herein and the Plan is attached to the Confirmation Order as Exhibit A.

October 12, 2023 was the effective date (the “Effective Date”) of the Plan. As part of the transactions undertaken pursuant to the Plan and in connection with the Issuer’s emergence from Chapter 11 Cases, the Issuer newly issued 107,941,929,020 Shares to Holders of Claims (as defined in the Plan), in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code. On the Effective Date, Squarepoint and Arini Credit, as Holders of Claims, each received an aggregate of 1,823,241,412 and 16,669,151,239 newly issued Shares of the Issuer, respectively, in connection with the equitization of allowable Claims (as defined in the Plan), and by operation of the Plan, the prepetition funded debt, DIP loans and associated fees and exit facility backstop fees held by Squarepoint and Arini Credit was cancelled.

Arini Credit is the owner of record of 16,669,151,239 Shares and Squarepoint is the owner of record of 1,823,241,412 Shares. The Reporting Persons hold the Shares for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The information relating to the beneficial ownership of the Shares by the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 108,050,720,920 Shares outstanding as of October 12, 2023, based on information furnished by the Issuer.

As of the date hereof, Arini Credit is the owner of record of 16,669,151,239 Shares and Squarepoint is the owner of record of 1,823,241,412 Shares. Squarepoint Ops, in its capacity as the investment advisor to both Arini Credit and Squarepoint, has the ability to indirectly control the decisions of Arini Credit and Squarepoint regarding the vote and disposition of securities held by Arini Credit and Squarepoint and as such may be deemed to have an indirect beneficial ownership of the securities held of record by Arini Credit and Squarepoint.

(c) Except as otherwise set forth in this Statement, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Statement is incorporated into this Item 6 by reference.

Shareholders’ Agreement

On the Effective Date, the Issuer entered into a Shareholders Agreement (the “Shareholders Agreement”), among the Issuer and the investors listed therein, including Squarepoint and Arini Credit (collectively, the “Investors”).

The Shareholders Agreement provides that the board of the Issuer upon emergence of bankruptcy shall comprise up to 7 independent directors, with the initial directors set out in the Shareholders Agreement. The Shareholders Agreement provides that if a vacancy on the board arises, the new directors shall be appointed by Investors, with each Investor holding 15% of the voting shares in issue entitled to appoint and remove one director for every 15% of voting shares in issue held. The Shareholders Agreement provides that the chairperson of the board of directors of the Issuer is to be elected by a majority of the board. Certain matters are reserved to the decision of holders of (i) 75% or more of voting shares; (ii) 60% or more of voting shares; and (iii) 50% or more of voting shares.

The Shareholders Agreement also provides for tag-along rights for Investors upon the transfer by an Investor and/or their affiliates which would result in the prospective purchaser owning or controlling more than 50% of the voting shares in issue; drag-along rights upon the transfer of shares by an Investor or group of Investors who hold 50% or more of the voting shares in issue which would result in the prospective purchaser owning or controlling more than 50% of the voting shares in issue; rights of first offer with respect to the transfer by an Investor (subject to certain customary exceptions) of 5% or more of the outstanding shares of the voting shares; and pre-emptive rights to the Investors (on a pro rata basis) upon issuance of new securities by the Issuer (subject to certain customary exceptions).

This summary is qualified in its entirety by reference to the text of the Shareholders Agreement, which is attached as Exhibit 3 to this Statement, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 –	Joint Filing Agreement among the Reporting Persons, dated as of October 23, 2023.
Exhibit 2 –	Confirmation Order, dated July 25, 2023, incorporated by reference to Exhibit 2.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed October 13, 2023 (File No. 001-38176)
Exhibit 3 –	Shareholders Agreement, dated as of October 12, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023

Squarepoint Master Fund Limited

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer

Arini Credit Master Fund Limited

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer

Squarepoint Ops LLC

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer